UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BEAZER HOMES USA, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

07556Q105
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index:  Page 10

SCHEDULE 13G

CUSIP No. 07556Q105	Page 2 of 11 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	5,841,908
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	5,841,908
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,841,908
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.5%
12.	Type of Reporting Person: OO, IA

SCHEDULE 13G

CUSIP No. 07556Q105	Page 3 of 11 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	5,841,908
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	5,841,908
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,841,908
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.5%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G

CUSIP No. 07556Q105	Page 4 of 11 Pages

1.	Names of Reporting Persons. ANTHONY L. DAVIS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	5,841,908
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	5,841,908
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,841,908
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.5%
12.	Type of Reporting Person: IN, HC

SCHEDULE 13G

CUSIP No. 07556Q105	Page 5 of 11 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	5,841,908
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	5,841,908
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,841,908
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.5%
12.	Type of Reporting Person: IN, HC

 Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Beazer Homes USA, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

1000 Abernathy Road, Suite 260, Atlanta, Georgia  30328

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Anchorage Capital Group, L.L.C. ("Capital Group");

ii)	Anchorage Advisors Management, L.L.C. ("Management");

iii)	Anthony L. Davis ("Mr. Davis"); and

iv)	Kevin M. Ulrich ("Mr. Ulrich").

This statement relates to Shares (as defined herein) held for the account of Anchorage Capital Master Offshore, Ltd., a Cayman Islands exempted company incorporated with limited liability (“Anchorage Offshore”), GRF Master Fund, L.P., a Cayman Islands exempted company incorporated with limited liability (“GRF Fund”), and Anchorage Illiquid Opportunities Offshore Master, L.P., a Cayman Islands exempted company incorporated with limited liability (“Illiquid Opportunities”). Capital Group is the investment advisor to each of Anchorage Offshore, GRF Fund, and Illiquid Opportunities. Management is the sole managing member of Capital Group. Mr. Davis is the President of Capital Group and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Capital Group and the other managing member of Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:

i)	Capital Group is a Delaware limited liability company;

ii)	Management is a Delaware limited liability company;

iii)	Mr. Davis is a citizen of the United States of America; and

iv)	Mr. Ulrich is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Shares”)

 Page 7 of 11 Pages

Item 2(e).	CUSIP Number:

07556Q105

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of December 31, 2011, each of the Reporting Persons may be deemed the beneficial owner of 5,841,908 Shares. This amount consists of: (A) 5,162,558 Shares held for the account of Anchorage Offshore, consisting partly of (i) 300,000 Shares obtainable upon exercise of options and (ii) 387,261 Shares obtainable upon conversion of 90,000 shares of the Issuer’s 7.25 preferred stock (based on a maximum conversion rate of 1 share of 7.25 preferred stock to 4.3029 Shares); (B) 271,740 Shares held for the account of GRF Fund, consisting wholly of Shares obtainable upon conversion of 50,000 shares of the Issuer’s 7.5 preferred stock (based on a maximum conversion rate of 1 share of 7.5 preferred stock to 5.4348 Shares); and (C) 407,610 Shares held for the account of Illiquid Opportunities, consisting wholly of Shares obtainable upon conversion of 75,000 shares of the Issuer’s 7.5 preferred stock (based on a maximum conversion rate of 1 share of 7.5 preferred stock to 5.4348 Shares).

Item 4(b)	Percent of Class:

As of December 31, 2011, each of the Reporting Persons may be deemed the beneficial owner of approximately 7.5% of Shares outstanding. (There were 76,407,279 Shares outstanding as of December 12, 2011, according to the Issuer’s proxy statement on Schedule 14A, filed December 22, 2011. Each of the Reporting Persons may be deemed the beneficial owner of 387,261 Shares upon conversion of the Issuer’s 7.25 preferred stock, and 679,350 Shares upon conversion of the Issuer’s 7.5 preferred stock. Pursuant to Rule 13d-3(d)(1)(i)(D), such Shares have been added to the Issuer's number of Shares outstanding for the purpose of calculating the beneficial ownership percentage herein, for a total of 77,473,890 Shares outstanding.)

Item 4(c)	Number of Shares of which such person has:

Capital Group, Management, Mr. Davis, Mr. Ulrich:

(i) Sole power to vote or to direct the vote:	0

(ii) Shared power to vote or to direct the vote:	5,841,908

(iii) Sole power to dispose or to direct the disposition of:	0

(iv) Shared power to dispose or to direct the disposition of:	5,841,908

 Page 8 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  Certain funds listed in Item 2(a) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.  Such interest of Anchorage Offshore relates to more than 5 percent of the class of Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By: Anchorage Advisors Management, L.L.C., its Managing Member

By: /s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By: /s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 14, 2012

 Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	11

 Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Beazer Homes USA, Inc., dated as of February 14, 2012, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ANCHORAGE CAPITAL GROUP, L.L.C.

By: Anchorage Advisors Management, L.L.C., its Managing Member

By: /s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By: /s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 14, 2012